UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 16, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Inuvo, Inc.

File No. 001-32442 - CF#28475

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Inuvo, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on May 15, 2012. The company modified its application and refiled Exhibit 10.1 with fewer redactions on a Form 8-K filed on September 26, 2012 and on a Form 10-Q/A filed on December 28, 2012.

Based on representations by Inuvo, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through April 23, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel